                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               STATION CASINOS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    857689103
           --------------------------------------------------------
                                 (CUSIP Number)

            Frank J. Fertitta III             (702) 367-2411
             President and Chief           2411 W. Sahara Avenue
              Executive Officer          Las Vegas, Nevada  89102
            STATION CASINOS, INC.
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 17-20, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 13 Pages

CUSIP No. 857689103                   13D                 Page  2  of  13  Pages
          ---------                                            ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Frank J. Fertitta III         ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               6,608,838
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  6,608,838
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,608,838
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D                 Page  3  of  13  Pages
          ---------                                            ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Lorenzo J. Fertitta          ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               4,271,494
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  4,271,494
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,271,494
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D                 Page  4  of  13  Pages
          ---------                                            ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Blake L. Sartini       ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               830,563
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,007,422
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  830,563
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,007,422
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,837,985
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D                 Page  5  of  13  Pages
          ---------                                            ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Delise F. Sartini        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               73,585
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,007,422
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  73,585
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,007,422
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,081,007
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D                 Page  6  of  13  Pages
          ---------                                            ---     ---

ITEM 1.  SECURITY AND ISSUER:

         TITLE AND CLASS OF EQUITY SECURITIES: Common Stock, par value $.01 per share

         NAME AND ADDRESS OF ISSUER: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

         This Amendment No. 3 to Schedules 13D filed June 10, 1993 for each of Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini and Delise F. Sartini (the "Reporting Persons") is made to reflect the decrease in beneficial ownership by the Reporting Persons as a result of certain open market dispositions of stock since the date of the Amendment No. 2 to the Schedules 13D filed April 17, 2000.

ITEM 2.  IDENTITY AND BACKGROUND

(i)      (A)      NAME:  Frank J. Fertitta III

         (B)      BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas,
Nevada  89102

         (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: President and Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

         (D)      CRIMINAL PROCEEDINGS:  No

         (E)      CIVIL PROCEEDINGS:  No

         (F)      CITIZENSHIP:  United States


(ii)     (A)      NAME:  Lorenzo J. Fertitta

         (B)      BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas,
Nevada  89102

         (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

         (D)      CRIMINAL PROCEEDINGS:  No

         (E)      CIVIL PROCEEDINGS:  No

         (F)      CITIZENSHIP:  United States


(iii)    (A)      NAME:  Blake L. Sartini

         (B)      BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas,
Nevada  89102

CUSIP No. 857689103                   13D                 Page  7  of  13  Pages
          ---------                                            ---     ---


         (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Operating Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

         (D)      CRIMINAL PROCEEDINGS:  No

         (E)      CIVIL PROCEEDINGS:  No

         (F)      CITIZENSHIP:  United States

(iv)     (A)      NAME:  Delise F. Sartini

         (B)      BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas,
Nevada  89102

         (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

         (D)      CRIMINAL PROCEEDINGS:  No

         (E)      CIVIL PROCEEDINGS:  No

         (F)      CITIZENSHIP:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 5(c) below.


ITEM 4.  PURPOSE OF TRANSACTION


         The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional sales from time to time, subject to applicable law. Any decision to make such additional sales will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. At any time, the Reporting Persons may also determine to purchase additional common stock depending on various similar considerations, subject to applicable law. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

CUSIP No. 857689103                   13D                 Page  8  of  13  Pages
          ---------                                            ---     ---


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


FRANK J. FERTITTA III

         (A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

             6,608,838  (15.6%)

         (B) SOLE VOTING AND DISPOSITIVE POWER:  6,608,838
             SHARED VOTING AND DISPOSITIVE POWER:  -0-

         (C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

         On April 12, 2000, Mr. Frank J. Fertitta III sold 203,300 shares of common stock in an open market sale at a price of $26.97 per share. On April 13, 2000, Mr. Fertitta sold 1,700 shares of common stock in an open market sale at a price of $25.50 per share. On April 14, 2000, Mr. Fertitta sold 19,508 shares of common stock in an open market sale at a price of $25.00 per share. On April 17, 2000, Mr. Fertitta sold 42,900 shares of common stock in an open market sale at a price of $25.0077 per share. On April 18, 2000, Mr. Fertitta sold 53,300 shares of common stock in an open market sale at a price of $25.0402 per share. On April 19, 2000, Mr. Fertitta sold 103,600 shares of common stock at a price of $24.2326 per share. On April 20, 2000, Mr. Fertitta sold 92,100 shares of common stock in open market transactions at prices ranging from $24.625 to $25.75 per share.

LORENZO J. FERTITTA

         (A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

             4,271,494  (10.6%)

         (B) SOLE VOTING AND DISPOSITIVE POWER: 4,271,494
             SHARED VOTING AND DISPOSITIVE POWER: -0-

         (C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

         On April 12, 2000, Mr. Lorenzo J. Fertitta sold 203,400 shares of common stock in an open market sale at a price of $26.97 per share. On April 13, 2000, Mr. Fertitta sold 1,700 shares of common stock in an open market sale at a price of $25.50 per share. On April 14, 2000, Mr. Fertitta sold 19,508 shares of common stock in an open market sale at a price of $25.00 per share. On April 17, 2000, Mr. Fertitta sold 42,900 shares of common stock in an open market sale at a price of $25.0077 per share. On April 18, 2000, Mr. Fertitta sold 53,300 shares of common stock in an open market sale at a price of $25.0402 per share. On April 19, 2000, Mr. Fertitta sold 103,600 shares of common stock at a price of $24.2326 per share. On April 20, 2000, Mr. Fertitta sold 92,000 shares of common stock in open market transactions at prices ranging from $24.625 to $25.75 per share.

BLAKE L. SARTINI

         (A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

             4,837,985 (11.7%)

         (B) SOLE VOTING AND DISPOSITIVE POWER: 830,563
             SHARED VOTING AND DISPOSITIVE POWER: 4,007,422

         (C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

         On April 12, 2000, Mr. Blake L. Sartini and Delise F. Sartini sold 203,300 shares of common stock in an open market sale at a price of $26.97 per share. On April 13, 2000, Mr. and Mrs. Sartini sold 1,800 shares of common stock in an open market sale at a price of $25.50 per share. On April 14, 2000, Mr. and Mrs. Sartini sold 19,508 shares of common stock in an open market sale at a price of $25.00 per share. On April 17, 2000, Mr. and Mrs. Sartini sold 42,800 shares of common stock in an open market sale at a price of $25.0077 per share. On April 18, 2000, Mr. and Mrs. Sartini sold 53,300 shares of common stock at a price of $25.0402 per share. On April 19, 2000, Mr. and Mrs. Sartini sold 103,600 shares of common stock at a price of $24.2326 per share. On April 20, 2000 Mr. and Mrs. Sartini sold 92,100 shares of common stock in open market transactions at prices ranging from $24.625 to $25.75 per share.

CUSIP No. 857689103                   13D                 Page  9  of  13  Pages
          ---------                                            ---     ---


DELISE F. SARTINI

         (A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

             4,081,007 (10.1%)

         (B) SOLE VOTING AND DISPOSITIVE POWER: 73,585
             SHARED VOTING AND DISPOSITIVE POWER: 4,007,422

         (C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

         On April 12, 2000, Mr. Blake L. Sartini and Delise F. Sartini sold 203,300 shares of common stock in an open market sale at a price of $26.97 per share. On April 13, 2000, Mr. and Mrs. Sartini sold 1,800 shares of common stock in an open market sale at a price of $25.50 per share. On April 14, 2000, Mr. and Mrs. Sartini sold 19,508 shares of common stock in an open market sale at a price of $25.00 per share. On April 17, 2000, Mr. and Mrs. Sartini sold 42,800 shares of common stock in an open market sale at a price of $25.0077 per share. On April 18, 2000, Mr. and Mrs. Sartini sold 53,300 shares of common stock at a price of $25.0402 per share. On April 19, 2000, Mr. and Mrs. Sartini sold 103,600 shares of common stock at a price of $24.2326 per share. On April 20, 2000 Mr. and Mrs. Sartini sold 92,100 shares of common stock in open market transactions at prices ranging from $24.625 to $25.75 per share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 857689103                   13D               Page 10   of  13  Pages
          ---------                                          ---     ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2000



                                            By: /s/ Frank J. Fertitta III
                                               ---------------------------
                                               Name: Frank J. Fertitta III

                                            ------------------------------
                                            (Name/Title)

CUSIP No. 857689103                   13D               Page 11   of  13  Pages
          ---------                                          ---     ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2000



                                            By: /s/ Lorenzo J. Fertitta
                                               ---------------------------
                                               Name: Lorenzo J. Fertitta

                                            ------------------------------
                                            (Name/Title)

CUSIP No. 857689103                   13D               Page 12   of  13  Pages
          ---------                                          ---     ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2000



                                            By: /s/ Blake L. Sartini
                                               ---------------------------
                                               Name: Blake L. Sartini

                                            ------------------------------
                                            (Name/Title)

CUSIP No. 857689103                   13D               Page 13   of  13  Pages
          ---------                                          ---     ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2000



                                            By: /s/ Delise F. Sartini
                                               ---------------------------
                                               Name: Delise F. Sartini

                                            ------------------------------
                                            (Name/Title)